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PACIFIC
SCIENTIFIC                                                          NEWS RELEASE
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                                             620 Newport Center Drive, Suite 700
                                            Newport Beach, California 92660-8007
                                              (714) 720-1714  Fax (714) 720-1083

CONTACT:
     Chuck Burgess or Joele Frank
     Abernathy MacGregor Frank
     (212) 371-5999

              PACIFIC SCIENTIFIC REPUDIATES KOLLMORGEN'S LEGAL PLOY

NEWPORT BEACH, CA, January 22, 1998 - Pacific Scientific Company (NYSE: PSX) today issued the following statement in response to Kollmorgen Corporation's (NYSE: KOL) allegations of patent infringements by certain Pacific Scientific motion control products:

"We believe Kollmorgen's saber-rattling is a `red herring' and entirely without merit. Kollmorgen has adopted a spurious legal position in an attempt to create confusion in the market and deflect attention away from the inadequacy of its offer for Pacific Scientific. It will not work.

"The Pacific Scientific Board of Directors will continue to act in the best interests of Pacific Scientific shareholders, as we have done since the beginning of this process. The Board and management are continuing to work with our financial advisor, BancAmerica Robertson Stephens, to explore various strategic and other alternatives for maximizing shareholder value, which may include the sale of the company or other extraordinary transaction involving the company."

Pacific Scientific Company is an international business that designs, manufactures and markets motion control, process control and safety equipment.

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